February 10, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael R. Clampitt

Re:	Talmer Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-193300)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby join Talmer Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Tuesday, February 11, 2014, at 4:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 5,476 copies of the Preliminary Prospectus dated January 31, 2014, were furnished to six prospective underwriters and distributed by the underwriters approximately as follows from January 31, 2014 through the date hereof: 2,375 copies to institutional investors and 3,101 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very Truly Yours,

KEEFE, BRUYETTE & WOODS, INC. J.P. MORGAN SECURITIES LLC as Representatives of the several Underwriters

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/Lisa Schultz
	Name:	Lisa Schultz
	Title:	Managing Director
Co-Head Capital Markets

J.P. MORGAN SECURITIES LLC

By:	/s/Frank Bruni
	Name:	Frank Bruni
	Title:	Managing Director